SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

ACCREDITED HOME LENDERS HOLDING CO.

(Name of Subject Company (Issuer))

LSF5 ACCREDITED MERGER CO., INC.

a wholly-owned subsidiary of

LSF5 ACCREDITED INVESTMENTS, LLC

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

Marc L. Lipshy

LSF5 Accredited Merger Co., Inc.

717 North Harwood Street, Suite 2200

Dallas, TX 75201

(214) 754-8430

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Mitchell S. Eitel, Esq.

John J. O’Brien, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$379,344,495.20	$11,645.88

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (i) the 22,122,152 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Accredited Home Lenders Holding Co. (the “Company”) at a price of $15.10 per Share. The calculation of the filing fee is based on the Company’s representation of its capitalization as of May 31, 2007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by LSF5 Accredited Merger Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of LSF5 Accredited Investments, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Accredited Home Lenders Holding Co., a Delaware corporation (the “Company”) at a price of $15.10 per Share, net to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 19, 2007 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). This Schedule TO is being filed on behalf of Purchaser and Parent.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the offer is Accredited Home Lenders Holding Co., a Delaware corporation. Its principal executive office is located at 15090 Avenue of Science, San Diego, California 92128 and its telephone number is (858) 676-2100. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning the Company” is incorporated herein by reference.

(b) The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) , (b) , (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedure for Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” and “Certain Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Material U.S. Federal Income Tax Consequences of the Offer and the Merger,” “Background of the Offer; Past Contacts, Negotiations and Transactions,” “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements” and “Adjustments to Prevent Dilution” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Negotiations and Transactions” is incorporated herein by reference.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

(a), (c)(1)–(7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” “Effect of the Offer on the Market for Shares; Margin Regulation; Exchange Act Registration” and “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts, Negotiations and Transactions,” “Purpose of the Offer and Plans for the Company; The Merger Agreement; Other Agreements” and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Negotiations and Transactions” and “Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements” is incorporated herein by reference.

(a)(2) and (a)(3) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” and “Miscellaneous” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Effect of the Offer on the Market for Shares; Margin Regulation; Exchange Act Registration” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase dated June 19, 2007

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9

(a)(1)(G)	Summary Publication as published in The Wall Street Journal on June 19, 2007

(a)(2)(A)	Project Torrey Pines Employee Communication, dated June 4, 2007 (incorporated by reference to the Schedule TO filed by Purchaser on June 4, 2007)

(a)(2)(B)	Joint Press Release, issued by Purchaser and the Company on June 4, 2007 (incorporated by reference to the Schedule TO filed by Purchaser on June 4, 2007)

(a)(2)(C)	Statement announcing Execution of Merger Agreement with Lone Star, dated June 12, 2007 (incorporated by reference to the Schedule TO filed by Purchaser on June 12, 2007)

(a)(2)(D)	Frequently Asked Questions in respect of the Lone Star Transaction announced June 4, 2007 (incorporated by reference to the Schedule TO filed by Purchaser on June 15, 2007)

(d)(1)	Agreement and Plan of Merger, dated as of June 4, 2007, by and among Parent, Purchaser and the Company (incorporated by reference to the Form 8-K filed by the Company on June 4, 2007)

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of June 15, 2007, by and among Parent, Purchaser and the Company (incorporated by reference to Form 8-K filed by the Company on June 18, 2007)

(d)(3)	Guaranty Letter, dated as of June 4, 2007, sent by Lone Star Fund V (U.S.), L.P. to the Company

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LSF5 ACCREDITED MERGER CO., INC.

By:	/s/ MARC L. LIPSHY

Name: Marc L. Lipshy
Title: Vice President and Secretary

Dated: June 19, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 19, 2007

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9

(a)(1)(G)	Summary Publication as published in The Wall Street Journal on June 19, 2007

(a)(2)(A)	Project Torrey Pines Employee Communication, dated June 4, 2007 (incorporated by reference to the Schedule TO filed by Purchaser on June 4, 2007)

(a)(2)(B)	Joint Press Release issued by Purchaser and the Company on June 4, 2007 (incorporated by reference to the Schedule TO filed by Purchaser on June 4, 2007)

(a)(2)(C)	Statement announcing Execution of Merger Agreement with Lone Star, dated June 12, 2007 (incorporated by reference to the Schedule TO filed by Purchaser on June 12, 2007)

(d)(1)	Agreement and Plan of Merger, dated as of June 4, 2007, by and among Parent, the Purchaser and the Company (incorporated by reference to the Form 8-K filed by the Company on June 4, 2007)

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of June 15, 2007, by and among Parent, Purchaser and the Company (incorporated by reference to Form 8-K filed by the Company on June 18, 2007)

(d)(3)	Guaranty Letter, dated as of June 4, 2007, sent by Lone Star Fund V (U.S.), L.P. to the Company

(g)	Not applicable

(h)	Not applicable